

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 8, 2009

By facsimile to (212) 735-2000 and U.S. Mail

Mr. Wayne A. Palladino
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, NY 10036

Re: Pzena Investment Management, Inc.
       Pre-effective Amendment 1 to Registration Statement on Form S-3
       Filed December 22, 2008
       File No. 333-155354

Dear Mr. Palladino:

We reviewed the filing and have the comments below.

S-3

Where You Can Find More Information, page 7

1.   Although you indicate that you added 001-33761 as Pzena's Commission file number under the Exchange Act in response to prior comment 3, you added 000-33761 as Pzena's Commission file number under the Exchange Act. Please revise.

Exhibit 23.1

2.   As indicated on page 7, we note that your annual report on Form 10-K for the year ended December 31, 2007 has been incorporated by reference. However, the report dates referred to in this consent are not consistent with the report date included in your Form 10-K. Please arrange with your accounting firm to revise as necessary.

2007 10-K

General

3.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis, Operating Results, Assets Under Management and Flows, page 45

4.   We note your response to prior comment 9. You believe that only the net flows in Assets Under Management or AUM are relevant since your fees do not vary based on the volume of AUM inflows versus AUM outflows within any time period. Given the importance of AUM to your operating results, we continue to believe that readers should also be able to identify any trends depicted by each category of cash inflows and outflows and correspondingly understand the reasons for increases and decreases in AUM.   In this regard, we note that trends depicted by gross cash inflows and outflows may be obscured by a net presentation. Please revise.

5.   We note your response to prior comment 10. Given the current economic environment and that certain sectors may be more impacted by the current economic environment, it is unclear how you determined that a breakdown of investments by sectors such as real estate, banking, or consumer products as of each balance sheet date would not also be beneficial. We also believe that this disclosure should be supplemented by additional discussion in MD&A that provides a detailed analysis of both changes in AUM by sector and changes in fund performance by sector for each period presented. Please revise or further advise.

6.   We note your response to prior comment 12. In a similar manner to your response, please disclose how you calculate the value of your AUM.

Note 2 – Significant Accounting Policies, Basis of Presentation, page F-15

7.   We note your response to prior comment 15. In a similar manner to your response, please disclose the specific factors that led you to determine that you exercise control over Pzena International Value Service, Pzena Global Value Service, Pzena Emerging Markets Value Service pursuant to EITF 04-5.   You state that subsequent to December 31, 2007 the operating company replaced Messrs. Pzena and Krishna as the managing member of Pzena International Value Service and Pzena Global Value Service. Please further disclose how you determined that you exercised control from January 1, 2006

though December 31, 2007 over these two entities during which time the operating company was not the managing member of these two entities.

8.   We note your response to prior comment 16. Please address the following:

  • Provide a similar rollforward of your non-controlling interest balance sheet item from December 31, 2007 to September 30, 2008.

  • You refer to EITF 95-7 in your accounting of non-controlling interests. Please tell us what consideration you gave to this guidance in determining the non-controlling interest amount to be recorded on your statements of operations in regards to Pzena Investment Management, LLC. Specifically, we note that the EITF states that "The Task Force reached a consensus that while the minority interest balance is negative, the minority interest charge in the REIT's consolidated income statement should be the greater of (1) the minority interest holder's share of the operating partnership's earnings for the year (if any) or (2) the amount of distributions to the minority interest holder during the year." For the year ended December 31, 2007 your statement of operations reflected Pzena Investment Management's LLC's noncontrolling interests of $12,481 rather than the greater amount distributed to members of $12,784. Please advise.

SEPTEMBER 30, 2008 10-Q

General

9.   Please address the above comments in your interim filings as well.

Note 2 – Significant Accounting Policies, Investments in Securities, page 10

10.   We note your response to prior comment 22. In a similar manner to your response, please describe the nature of the investments held. Given the current economic environment and that certain sectors may be more impacted by the current economic environment, please also expand your disclosures to disclose the sectors in which these investments are. Please also discuss changes in these investment balances in MD&A.

Management's Discussion and Analysis, Operating Results, page 34

11.   We note your response to prior comment 24. In a similar manner to your response, please disclose the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine that it was appropriate to record a valuation allowance pursuant to paragraphs 17 through 25 of

SFAS 109. You should disclose the significant estimates and assumptions used in your analysis as well as the underlying business reasons that gave rise to the allowance. Please also disclose how you determined the amount of the valuation allowance, including how you determined that it was appropriate to limit your projections to three years.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions about other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        4 Times Square
        New York, NY 10036